Exhibit 99.1

Wanda Sports Group Company Limited Announces
Appointment of Independent Financial Advisor and Legal Counsel to the Independent
Board Committee
BEIJING, October 23, 2020 (PRNEWSWIRE) – Wanda Sports Group Company Limited (the “Company,” and together with its consolidated entities, “Wanda Sports Group”) (NASDAQ: WSG), a leading global sports events, media and marketing platform, today announced that the independent board committee (the “Independent Board Committee”) of the Company’s board of directors (the “Board”) has retained Houlihan Lokey (China) Limited as its independent financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP as its legal counsel. The Independent Board Committee was formed to evaluate and consider the preliminary non-binding proposal set out in a letter dated September 30, 2020 from Wanda Sports & Media (Hong Kong) Holding Co. Limited (the “Proposal”).
The Board and the Independent Board Committee caution the Company’s shareholders and others considering trading the Company’s securities that no decisions have been made with respect to the Company’s response to the Proposal. There can be no assurance that any definitive offer will be made or that any transaction will be launched or consummated. The Company does not undertake any obligation to provide any updates with respect to any transaction, except as required under applicable law.

About Wanda Sports Group

Wanda Sports Group is a leading global sports events, media and marketing platform with a mission to unite people in sports and enable athletes and fans to live their passions and dreams. Through its businesses, Infront and Wanda Sports China, Wanda Sports Group has significant intellectual property rights, long-term relationships and broad execution capabilities, enabling it to deliver inspiring sports event experiences, creating access to engaging content and building inclusive communities. Wanda Sports Group offers a comprehensive array of events, marketing and media services through its three primary segments: Spectator Sports, Digital, Production, Sports Solutions (DPSS) and Mass Participation. Wanda Sport Group’s full-service platform creates value for its partners and clients as well as other stakeholders in the sports ecosystem, from rights owners, to brands and advertisers, and to fans and athletes.
Headquartered in China, Wanda Sports Group has more than 49 offices in 17 countries with over 1,100 employees around the world.  For more information, please visit http://investor.wsg.cn/investor-relations.

Safe Harbor Statement
This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to, management quotes and the Company’s financial outlook. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements and, consequently, could be affected by the uncertain and unprecedented impact of COVID-19 on the Company’s business and operations and the related impact on its liquidity needs. These forward-looking statements include, but are not limited to, statements about: the impact of the spread of COVID-19 and related mitigation efforts on the Company’s business, operations and operating results; the Company’s goals and strategies, including following the completion of the sale of the IRONMAN Group; the expected growth in the Company’s industry; the Company’s expectations regarding its ability to attract rights-in partners and monetize their rights through rights-out arrangements; changes in consumer behavior and consumer and corporate spending, including as a result of the COVID-19 crisis; the Company’s ability to reach acceptable levels of engagement with its athletes following the COVID-19 crisis; the Company’s future business development, results of operations and financial condition; competition in the Company’s industry; general economic and business conditions, including as a result of the COVID-19 crisis; the outcome of discussions with rights owners and lenders to mitigate the impact of the effects of COVID-19 on Wanda Sports Group; and assumptions underlying or related to any of the foregoing as well as risks, uncertainties, and other factors described in “Risk Factors” and elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2019, which is available on the SEC’s website at www.sec.gov. Additional information will be made available in other filings that the Company makes from time to time with the SEC.
In addition, any forward-looking statements contained in this press release are based on assumptions that the Company’s believes to be reasonable as of this date. The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

For investor inquiries, please contact:
Wanda Sports Group
Edith Kwan
Tel:  +86 (10) 8558 7456
E-mail:  ir@wsg.cn

For media inquiries, please contact:
Christensen

Mainland China
Jin Lu	+86 139 1022 3664	jinlu@christensenir.com

Hong Kong
Rene Vanguestaine	+852 6686 1376	rvanguestaine@christensenir.com

US
Tip Fleming	+1 917 412 3333	tfleming@christensenir.com

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